SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	2014 Interim Report, dated August 27, 2014.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, and the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	future implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 16, 2014	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

CHINA TELECOM
China Telecom Corporation Limited
HKEx Stock Code : 728
NYSE Stock Code : CHA
falling in love with CHANGE
Interim Report 2014

CONTENTS
1 Financial Highlights
2 Chairman’s Statement
8 Report on Review of Interim Financial Statements
9 Unaudited Consolidated Statement of Financial Position
11 Unaudited Consolidated Statement of Comprehensive Income
12 Unaudited Consolidated Statement of Changes in Equity
13 Unaudited Consolidated Statement of Cash Flows
15 Notes to the Unaudited Interim Financial Statements
34 Other Information

Financial Highlights

	Six-month period ended 30 June		
	2013[5] (restated)	**2014**	Rates of change
Operating revenues *(RMB millions)*	157,559	**165,973**	5.3%
EBITDA[1] *(RMB millions)*	50,130	**50,538**	0.8%
EBITDA margin[2]	36.0%	**33.8%**	-2.2 pp
Net profit[3] *(RMB millions)*	10,225	**11,436**	11.8%
Earnings per share *(RMB)*	0.126	**0.141**	11.8%
Capital expenditure *(RMB millions)*	33,139	**23,060**	-30.4%
Net asset value[4] per share *(RMB)*	3.340	**3.496**	4.7%

Operating Revenues
(RMB millions)


157,559
165,973
1H2013[5]
1H2014

EBITDA[1]
(RMB millions)


50,130
50,538
1H2013[5]
1H2014

Net Profit[3]
(RMB millions)


10,225
11,436
1H2013[5]
1H2014

NAV[4] per share
(RMB)


3.340
3.496
1H2013[5]
1H2014

1 *EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.*
2 *EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.*
3 *Net profit represents profit attributable to equity holders of the Company.*
4 *Net asset value represents equity attributable to equity holders of the Company.*
5 *Certain prior year figures were retrospectively restated due to the acquisition of China Telecom (Europe) Limited. Please refer to note 2 to the financial statements in this interim report for details.*

China Telecom Corporation Limited
Interim Report 2014
1

Chairman’s Statement
In the first half of 2014, the environment of the communications and information industry in the mainland China was complicated and tangled. The Company’s operations faced unprecedented uncertainty upon the simultaneous emergence of numerous factors including the 4G regulatory policy, the implementation of the Value-Added Tax (“VAT”) reform, the establishment of the Tower Company and the resale of mobile services (MVNO). The Company examined and assessed the situation, and timely refined the strategic plan to ensure that the operating results achieved a healthy growth. Embracing the overall landscape with a long term vision, the Company assumed responsibilities courageously and communicated pragmatically. With our dedicated efforts, we successfully obtained the approval of the 4G hybrid network operation and the VAT reform policy which is beneficial to the long term sustainable development. We took challenges as opportunities and proactively built cohesive consensus, stepping forward to deepen reform and focusing on enhancement of corporate vitality and efficiency. Through accurately grasping the trends, the Company promoted the implementation of the “Three New Roles”1 strategy and firmly established the roadmap of Internet-oriented corporate transformation to build a new China Telecom.
Operating Results
In the first half of the year, the Company persisted in rational competition and profitable development with appropriate controls over investments and costs, resulting in solid growth in both revenues and net profit. In the first half of the year, the operating revenues amounted to RMB166.0 billion, representing an increase of 5.3% over the same period last year. Excluding the mobile terminal sales, the operating revenues were RMB149.4 billion, representing an increase of 7.3% over the
1 The “Three New Roles” refers to the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.
2 China Telecom Corporation Limited
Interim Report 2014

Chairman’s Statement (Continued)
same period last year, with growth rate surpassing industry average. The proportion of revenues from emerging businesses accounted for 28% of total revenues excluding the mobile terminal sales, increased by 5 percentage points over the same period last year, driving continual fast optimisation in business structure. EBITDA2 was RMB50.5 billion, while EBITDA margin3 was 33.8%. The profit attributable to the equity holders of the Company was RMB11.4 billion, representing an increase of 11.8% over the same period last year. Basic earnings per share were RMB0.14. Capital expenditure was RMB23.1 billion while free cash flow4 reached RMB23.9 billion.
Taking into consideration the cash flow of the Company and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider a final dividend proposal when reviewing the full year results and will propose any such final dividend to the shareholders’ general meeting accordingly.
Dual emphasis on scale and innovation to ensure steady growth of the Company
Perseverance in profitable development enhancing value of core services
In the first half of the year, the Company continued to leverage the competitive edges of the 3G network and services focusing on expansion of key markets and continuous enhancement of development quality. Persisting in the terminal-led approach, the Company continued to progressively develop the mid-to-high end handset models and accelerated the expansion into rural markets with the introduction of entry-level smartphones. Through promoting the synergic coordination of resources across the direct sales, physical and electronic channels, the Company further enhanced the overall effectiveness of sales channels. While strengthening the Internet applications-driven mode, the Company conducted targeted marketing to continuously optimise the customer acquisition approach. In the first half of the year, amid intensified market competition driven by the launch of 4G services and strengthened marketing promotions by the peers, the number of mobile subscribers of the Company experienced a net decline of 5.34 million to 180 million. Of which, the net addition of 3G subscribers was 4.13 million, with 3G subscribers accounting for approximately 60% of the total number of mobile subscribers. The subscriber structure was further optimised while the ARPU of mobile subscribers was stable with slight increase with continual reinforcement in subscriber value.
In the first half of the year, the change in the regulatory policies in the wireline broadband market led to further intensified market competition. The Company achieved a steady and healthy growth in the wireline broadband service by fully leveraging the competitive strengths in optic fibre network and services edges. The Company vigorously promoted the bandwidth upgrade to further enhance network utilisation, leading to progressive increase in the proportion of high-bandwidth subscribers. The Company also continuously improved the market competitiveness by strengthening the scale development of broadband service as a single product and persistently optimising the design of packages. To promote high-bandwidth products and applications, the Company launched a new smart home product “Joy me” in July, embarking on a new type of integrated product combining the network, equipment and applications. Through the convergence of premium resources via the industry alliance, the Company stood at the forefront of the industry value chain. In the first half of the year, wireline broadband service revenues amounted to RMB36.4 billion, representing an increase of 3.4% over the same period last year. The number of wireline broadband subscribers reached 104 million with a net addition of 4.03 million. The number of Fibre-to-the-Home (FTTH) subscribers reached 33 million, accounting for approximately 32% of the total number of wireline
2 EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
3 EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
4 Free cash flow is calculated based on EBITDA minus capital expenditure and income tax.
China Telecom Corporation Limited 3
Interim Report 2014

Chairman’s Statement (Continued)
broadband subscribers, representing an increase of 5 percentage points from the end of 2013, and leading to continuous optimisation of customer structure.
Innovative breakthroughs leading to rapid growth of emerging businesses
In the first half of the year, the Company strengthened innovation and cooperation, fully leveraging the competitive strengths of being a telecommunications operator to foster the rapid development of emerging businesses through promoting efficiently-centralised and market-driven operations. In the first half of the year, the revenues from emerging businesses amounted to RMB41.3 billion, representing an increase of 30% over the same period last year.
The Company expedited the promotion of data traffic operations model transformation leading to substantial enhancement in data traffic scale and value. By proactively promoting the data-centric packages and dedicated traffic packages, the Company continued to refine and optimise the product design with a primary focus on customers’ demand. With the synergies of strengthened Internet applications cooperation, the Company stimulated the data usage habit through joint promotions and extended the data traffic operations from solely front-end billing to include data traffic backward operations. With our continuous efforts in expediting the construction of intelligent pipelines and optimising data traffic usage alerts and subscribers’ tiered assurance, we persistently explored data traffic sharing and carry forward aiming to continuously improve the core competence of data traffic operations. The Company also strengthened the management and control over the marketing initiatives for data traffic operations focusing on preservation of data traffic value and effectively promoting profitable scale expansion. In the first half of the year, the total Internet access traffic of our 3G handset users increased by almost 80% over the same period last year. The average monthly data usage of our 3G handset users reached 218MB, representing an increase of 30% over the same period last year. 3G handset data ARPU accounted for 37% of the total 3G handsets ARPU.
The Internet applications developed rapidly with persistent reinforcement in development model comprising portal, business clusters and integrated platforms. The “YiChat” service accelerated the iterative optimisation with progressive enrichment in functions such as games and mobile payment. Total registered users exceeded 100 million in the first half of the year with consistent enhancement in product competitiveness. The service scope of “Best Pay” continued to expand. Leveraging the unique strengths as a telecommunications operator in terms of subscribers scale and transactions security assurance, we launched an Internet financial product, “Tianyibao”. In the first half of the year, the trading volume of “Best Pay” almost reached RMB130 billion, representing an increase of 170% over the same period last year. The Company officially launched the integrated platform and opened up seven key capabilities such as unified account and location-based functions for cooperation, further strengthening the cohesive synergies of capabilities, data and resources with progressive accomplishment in platform values.
The Information and Communications Technology (ICT) services experienced rapid extension towards the high-end of the value chain. Focusing on key customers, the industry application services further stimulated its growth vitality by optimising resources allocation through a market-oriented approach. Through strengthening the efficiently-centralised operations of the Internet Data Centre (IDC) services, the Company fully leveraged the efficiently-centralised operations and economies of scale of six data centres including the centre in Inner Mongolia. In the first half of the year, revenues from the IDC service reached RMB4.8 billion, representing an increase of 30% over the same period last year. To accelerate the promotion of efficiently-centralised products of cloud computing, the Company persistently strengthened the operations of cloud resources and the collaborative capabilities of existing applications as well as deepened the exploration of Big Data applications based on data convergence and analysis capabilities, leading to a gradual perfection in the form of products.
4 China Telecom Corporation Limited
Interim Report 2014

Chairman’s Statement (Continued)
Stepping forward to deepen reform to build future sustainable competitiveness
Deepen comprehensive reform to resolve the challenges in systems and mechanisms
In the area of fundamental services, the Company implemented and promoted the system reforms in management mechanisms, resources feedback and support mechanisms from bottom to top through sub-division of performance evaluation and authorities delegation of frontline units. These measures fully liberated the front-line productivity, effectively stimulating the vitality of the organisation, business and employees as well as enhancing corporate values. In the area of emerging businesses, the Company continued to strengthen the innovation in systems and mechanisms aiming at achieving the deepening of relative alienation among organisational decision-making, staff motivation and product development operations. In addition, the Company promoted the implementation of market-driven corporatisation operation model, implemented personnel management and incentive policies which are in line with market practice, and accelerated the promotion of technology and business innovation to further enhance market competitiveness.
Persistent in open cooperation to build competitive strengths in the ecosystem
The Company proactively commenced multi-field and multi-level cooperation which facilitated the capitalisation of complementary resources and established the competitive strengths in the ecosystem resulting in realisation and enhancement of the values of telecommunications resources. The Company also expedited the expansion of strategic cooperation with the Internet industry to integrate into the blue ocean of information and communications industry to seize the development opportunities. Furthermore, the Company explored the opening up of wireline broadband resources to private capital to embark on local network cooperation, aiming to enhance the operational capabilities and return. The Company also promoted the resale of mobile services (MVNO), fostered the cooperation with wholesalers in various areas including customer development, channel agency and innovative business resulting in continual enhancement of the differentiated edges. Through the investment in establishing the Tower Company, the Company promoted the joint construction and sharing of telecommunications infrastructure facilities while activating its assets and utilisation to accelerate the corporate transformation and upgrade.
Persistent enhancement in quality and efficiency to achieve optimum cost development models
Adhering to the development models with low costs but high quality, the Company further optimised the customer acquisition approach resulting in persistent enhancement in effectiveness and efficiency of corporate development. With customer experience as the core, the Company consistently enriched the design of product functionalities and strengthened new multi-media customer services means such as handset user-ends, YiChat, effectively reducing the subscriber acquisition costs and improving the subscribers’ loyalty and values. In addition, the Company also promoted the orderly disposal of equipment suffering with high energy consumption, resulting in remarkable savings in energy consumption. The Company also promoted the sub-division of performance evaluation units of investment to accelerate the improvement in the network utilisation rates such as FTTH. With continuous efforts in strengthening its management, the Company further enhanced the efficiently-centralised management in areas such as procurement, IT and finance.
Firmly establish the roadmap of Internet-oriented transformation to create a new China Telecom
In the first half of the year, we closely monitored the developments and trends in the Internet industry, objectively analysed our strengths and weaknesses, repeatedly carried out in-depth research and assessment and finally established the roadmap of Internet-oriented transformation. In the area of fundamental services, we adopted the Internet mindset and methodology to reform and upgrade, rapidly creating the differential
China Telecom Corporation Limited 5
Interim Report 2014

Chairman’s Statement (Continued)
edges as an Internet-oriented operator. In the area of emerging businesses, we leveraged the competitive strengths as a telecommunications operator and promoted the process of marketisation in accordance with the Internet operating dynamics to quickly uplift the industry market position of emerging businesses through efficiently-centralised management. In the near term, the Company plans to focus on the Internet-oriented transformation and upgrade of several aspects including fundamental services, basic network resources, public Internet applications, government and enterprise informatisation applications, cloud and Big Data and enterprise IT operations, endeavouring to create a new China Telecom.
Corporate Governance and Social Responsibility
We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and corporate value to ensure our healthy growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition for the year to date, including “No. 1 Most Honored Company in Asia” by Institutional Investor for two consecutive years, “No. 1 Best Managed Company in Asia” by FinanceAsia for four consecutive years and “Overall Best Managed Company in Asia” by Euromoney for five consecutive years.
We persisted in operating with integrity and proactively fulfilled our corporate social responsibility to maintain a fair and orderly environment for market competition and facilitate healthy development of the entire value chain. Meanwhile, we actively promoted green operations, further strengthening energy conservation and emission reduction to improve utilisation efficiency of resources. We accomplished telecommunications assurance tasks for significant events such as the Conference on Interaction and Confidence – Building Measures in Asia (CICA) and disaster reliefs and were highly commended by the society.
Outlook
At present, the mobile Internet industry is increasingly prosperous while its business models are becoming progressively mature and its effect on the competition and transformation of the telecommunications industry has become more prominent. Despite its beneficial effect on the corporate long term sustainable development, the VAT reform policy will have significant adverse impact on the operating profits of the Company in the short term. Resale of mobile services (MVNO) and the establishment of the Tower Company, etc. will impact on the Company’s existing operation model. The Company is facing new challenges as well as opportunities.
In the second half of the year, we will firmly seize the 4G development opportunities, fully leveraging the competitive strengths of hybrid network in full strengths and ensuring leadership in network quality of hybrid network trial to develop a good reputation amongst subscribers. We will actively cultivate the 4G terminal industry chain and build a mature, complete efficiently-centralised 4G operating system. We will also actively apply for the expansion of the LTE hybrid network trial footprint and LTE FDD licence so as to get fully prepared for the comprehensive commercial launch of 4G. At the same time, the Company will continue to focus on core services such as 3G and wireline broadband services, persisting in profitable scale development. We will promote the implementation of comprehensive in-depth reform to stimulate the inherent corporate vitality. The Company will leverage mixed ownership to extend open cooperation and strengthen the capitalisation of the complementary resources. The Company will grasp the wisdom of the Internet mindset to comprehensively promote the corporate Internet-oriented transformation and tackle the implementation of the VAT reform in full strengths so as to create values for shareholders.
6 China Telecom Corporation Limited
Interim Report 2014

Chairman’s Statement (Continued)
Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contribution as well as to Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Xie Liang and Madam Zhu Lihao for their valuable contribution during their tenure of offices as directors and supervisor of the Company. Also, I would like to welcome Madam Wang Hsuehming and Mr. Zhu Wei to join our Board of Directors.
Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, China
27 August 2014
China Telecom Corporation Limited 7
Interim Report 2014

Report on Review of Interim Financial Statements
Deloitte.
To the Board of Directors of China Telecom Corporation Limited
Introduction
We have reviewed the interim financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 9 to 33, which comprise the consolidated statement of financial position as at 30 June 2014 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
Scope of Review
We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34.
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
27 August 2014
8 China Telecom Corporation Limited
Interim Report 2014

Consolidated Statement of Financial Position (Unaudited)
at 30 June 2014
(Amounts in millions)
Note
30 June 2014 RMB
31 December 2013 RMB
ASSETS
Non-current assets
Property, plant and equipment, net 361,094 374,341
Construction in progress 46,791 44,157
Lease prepayments 24,683 25,007
Goodwill 29,917 29,917
Intangible assets 7,900 8,045
Interests in associates 1,105 1,106
Investments 985 1,026
Deferred tax assets 9 3,336 2,927
Other assets 4,079 3,930
Total non-current assets 479,890 490,456
Current assets
Inventories 5,950 6,523
Income tax recoverable 585 312
Accounts receivable, net 5 27,195 20,022
Prepayments and other current assets 9,787 7,569
Time deposits with original maturity over three months 2,199 2,287
Cash and cash equivalents 6 16,891 16,070
Total current assets 62,607 52,783
Total assets 542,497 543,239
The notes on pages 15 to 33 form part of these interim financial statements.
China Telecom Corporation Limited 9
Interim Report 2014

Consolidated Statement of Financial Position (Unaudited) (Continued)
at 30 June 2014
(Amounts in millions)
Note
30 June 2014 RMB
31 December 2013 RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt 7 16,487 27,687
Current portion of long-term debt 7 20,072 20,072
Accounts payable 8 73,668 81,132
Accrued expenses and other payables 81,645 69,633
Income tax payable 1,461 371
Current portion of finance lease obligations 1 1
Current portion of deferred revenues 1,058 1,202
Total current liabilities 194,392 200,098
Net current liabilities (131,785) (147,315)
Total assets less current liabilities 348,105 343,141
Non-current liabilities
Long-term debt and payable 7 62,587 62,617
Deferred revenues 1,048 1,229
Deferred tax liabilities 9 537 631
Total non-current liabilities 64,172 64,477
Total liabilities 258,564 264,575
Equity
Share capital 80,932 80,932
Reserves 202,040 196,809
Total equity attributable to equity holders of the Company 282,972 277,741
Non-controlling interests 961 923
Total equity 283,933 278,664
Total liabilities and equity 542,497 543,239
The notes on pages 15 to 33 form part of these interim financial statements.
10 China Telecom Corporation Limited
Interim Report 2014

Consolidated Statement of Comprehensive Income (Unaudited)
for the six-month period ended 30 June 2014
(Amounts in millions, except per share data)
Six-month period ended 30 June
Note
2014 RMB
2013 RMB
(restated)
Operating revenues 10 165,973 157,559
Operating expenses
Depreciation and amortisation (32,776) (34,701)
Network operations and support 11 (29,332) (23,357)
Selling, general and administrative (36,943) (34,979)
Personnel expenses 12 (24,642) (22,328)
Other operating expenses 13 (24,518) (26,765)
Total operating expenses (148,211) (142,130)
Operating profit 17,762 15,429
Net finance costs 14 (2,736) (2,613)
Investment income 2 673
Share of profits of associates 7 27
Profit before taxation 15,035 13,516
Income tax 15 (3,561) (3,223)
Profit for the period 11,474 10,293
Other comprehensive income for the period
Items that may be reclassified subsequently to profit or loss
Change in fair value of available-for-sale equity securities (41) 13
Deferred tax on change in fair value of available-for-sale equity securities 10 (3)
Exchange difference on translation of financial statements of subsidiaries outside mainland China 26 (52)
Share of other comprehensive income of associates (2) 1
Other comprehensive income for the period, net of tax (7) (41)
Total comprehensive income for the period 11,467 10,252
Profit attributable to
Equity holders of the Company 11,436 10,225
Non-controlling interests 38 68
Profit for the period 11,474 10,293
Total comprehensive income attributable to
Equity holders of the Company 11,429 10,184
Non-controlling interests 38 68
Total comprehensive income for the period 11,467 10,252
Basic earnings per share 17 0.14 0.13
Number of shares (in millions) 17 80,932 80,932
The notes on pages 15 to 33 form part of these interim financial statements.
China Telecom Corporation Limited 11
Interim Report 2014

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2014
(Amounts in millions)

		Attributable to equity holders of the Company									
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non-controlling interests RMB	Total equity RMB
Balance as at 1 January 2013, as previously reported		80,932	16,588	10,746	65,729	112	(821)	91,783	265,069	961	266,030
Adjusted for the Seventh Acquisition	2	–	233	–	–	–	(44)	(119)	70	–	70
Balance as at 1 January 2013, as restated		80,932	16,821	10,746	65,729	112	(865)	91,664	265,139	961	266,100
Profit for the period, as restated		–	–	–	–	–	–	10,225	10,225	68	10,293
Other comprehensive income, as restated		–	–	–	–	11	(52)	–	(41)	–	(41)
Total comprehensive income, as restated		–	–	–	–	11	(52)	10,225	10,184	68	10,252
Distributions to non-controlling interests		–	–	–	–	–	–	–	–	(4)	(4)
Dividends	16	–	–	–	–	–	–	(5,433)	(5,433)	–	(5,433)
Disposal of a subsidiary		–	380	–	–	–	–	11	391	(144)	247
Balance as at 30 June 2013 as restated		80,932	17,201	10,746	65,729	123	(917)	96,467	270,281	881	271,162
Balance as at 1 January 2014		**80,932**	**17,064**	**10,746**	**67,392**	**427**	**(944)**	**102,124**	**277,741**	**923**	**278,664**
Profit for the period		**–**	**–**	**–**	**–**	**–**	**–**	**11,436**	**11,436**	**38**	**11,474**
Other comprehensive income		**–**	**–**	**–**	**–**	**(33)**	**26**	**–**	**(7)**	**–**	**(7)**
Total comprehensive income		**–**	**–**	**–**	**–**	**(33)**	**26**	**11,436**	**11,429**	**38**	**11,467**
Dividends	16	**–**	**–**	**–**	**–**	**–**	**–**	**(6,198)**	**(6,198)**	**–**	**(6,198)**
Balance as at 30 June 2014		**80,932**	**17,064**	**10,746**	**67,392**	**394**	**(918)**	**107,362**	**282,972**	**961**	**283,933**

The notes on pages 15 to 33 form part of these interim financial statements.

12 China Telecom Corporation Limited
Interim Report 2014

Consolidated Statement of Cash Flows (Unaudited)
for the six-month period ended 30 June 2014 (Amounts in millions)
Six-month period ended 30 June
2014 2013
Note RMB RMB
(restated)
Net cash from operating activities (a) 43,985 42,076
Cash flows used in investing activities
Capital expenditure (31,751) (31,906)
Lease prepayments (40) (66)
Proceeds from disposal of property, plant and equipment 131 639
Proceeds from disposal of lease prepayments 6 212
Net cash inflow from disposal of subsidiaries - 459
Purchase of time deposits with original maturity over three months (1,526) (1,388)
Maturity of time deposits with original maturity over three months 1,614 2,730
Payment for the payable to China Telecommunications
Corporation related to the Mobile Network Acquisition
(as defined in Note 7) - (14,269)
Payment for the first installment of the Mobile Network
Acquisition - (25,500)
Net cash used in investing activities (31,566) (69,089)
Cash flows (used in)/from financing activities
Principal element of finance lease payments - (2)
Proceeds from bank and other loans 11,541 35,345
Repayments of bank and other loans (22,785) (18,209)
Payment of dividends (105) (94)
Payment for the acquisition price of the Seventh Acquisition (b) (278) -
Net cash distributions to non-controlling interests (1) (5)
Net cash (used in)/from financing activities (11,628) 17,035
Net increase/(decrease) in cash and cash equivalents 791 (9,978)
Cash and cash equivalents at 1 January 16,070 30,099
Effect of changes in foreign exchange rate 30 (52)
Cash and cash equivalents at 30 June 16,891 20,069
The notes on pages 15 to 33 form part of these interim financial statements.
China Telecom Corporation Limited 13
Interim Report 2014

Consolidated Statement of Cash Flows (Unaudited) (Continued)
for the six-month period ended 30 June 2014 (Amounts in millions)
(a) Reconciliation of profit before taxation to net cash from operating activities
Six-month period ended 30 June
2014 2013
RMB RMB
(restated)
Profit before taxation 15,035 13,516
Adjustments for:
Depreciation and amortisation 32,776 34,701
Impairment losses for doubtful debts 1,587 1,103
Write down of inventories 97 139
Investment income (2) (673)
Share of profits of associates (7) (27)
Interest income (130) (179)
Interest expense 2,859 2,820
Unrealised foreign exchange loss/(gain) 7 (28)
Loss/(gain) on disposal of property, plant and equipment 1,377 (183)
Operating profit before changes in working capital 53,599 51,189
Increase in accounts receivable (8,765) (6,800)
Decrease/(increase) in inventories 476 (1,512)
Increase in prepayments and other current assets (1,784) (1,492)
(Increase)/decrease in other assets (141) 304
Increase/(decrease) in accounts payable 754 (1,003)
Increase in accrued expenses and other payables 5,714 3,950
Decrease in deferred revenues (325) (516)
Cash generated from operations 49,528 44,120
Interest received 142 180
Interest paid (2,467) (680)
Income tax paid (3,218) (1,544)
Net cash from operating activities 43,985 42,076
(b) The Seventh Acquisition represents the acquisition of the 100% equity interest in China Telecom
(Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of
China Telecommunications Corporation, by China Telecom Global Limited (“CT Global”, a subsidiary of the Company) from China Telecommunications Corporation on 31 December 2013.
The notes on pages 15 to 33 form part of these interim financial statements.
14 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements
for the six-month period ended 30 June 2014
1. Principal Activities
China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunications network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.
2. Basis of Presentation and Changes in Organisation
Basis of Presentation
Pursuant to an acquisition agreement entered into by CT Global and China Telecommunications Corporation on 16 December 2013, CT Global acquired 100% equity interest in CT Europe. The initial consideration for the Seventh Acquisition was RMB261 million. The initial consideration shall be adjusted for the difference between the net asset value on the completion date of the acquisition and the net asset value on the appraisal benchmark date of the acquisition, which was 30 June 2013, in order to arrive at the final consideration. The Seventh Acquisition was completed on 31 December 2013. The final consideration was RMB278 million, and was paid by 30 June 2014.
Since the Group and the Seventh Acquired Company are under common control of China Telecommunications Corporation, the Seventh Acquisition has been accounted for as a “combination of entities under common control” in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities related to the Seventh Acquired Company have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Seventh Acquisition have been restated to include the results of operations and assets and liabilities related to the Seventh Acquired Company on a combined basis.
China Telecom Corporation Limited 15
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
2. Basis of Presentation and Changes in Organisation (continued)
Basis of Presentation (continued)
The consolidated results of operations for the six-month period ended 30 June 2013 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the acquisition of the Seventh Acquired Company are set out below:
The Group The Seventh
(as previously Acquired The Group
reported) Company (as restated)
RMB millions RMB millions RMB millions
Consolidated statement of comprehensive income for the six-month period ended
30 June 2013:
Operating revenues 157,520 39 157,559
Profit for the period 10,281 12 10,293
For the periods presented, all significant transactions and balances between the Group and the Seventh Acquired Company have been eliminated on combination.
Set up of a subsidiary
On 17 June 2014, the Group set up a subsidiary, Chengdu E-store Technology Co., Ltd, which engages in software technology development.
3. Basis of Preparation
These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 27 August 2014, reflect the unaudited financial position of the Group as at 30 June 2014 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2014.
These interim financial statements have been prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities.
Except as described below, these interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2013 annual financial statements.
16 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
3. Basis of Preparation (continued)
In the current interim period, the Group has applied, for the first time, the following new interpretation and amendments to International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board that are mandatorily effective for the current period and are applicable to the Group:
Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets
IFRIC 21 Levies
The application of the above new interpretation and amendments to IFRSs has had no material effect on the Group’s interim financial statements.
The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.
These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2013 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.
These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the Hong Kong Institute of Certified Public Accountants.
The financial information relating to the financial year ended 31 December 2013 that is included in these interim financial statements as being previously reported does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2013 are available from the Company’s registered office. The Company’s international independent auditor has expressed an unqualified opinion on those financial statements in the report dated 19 March 2014.
China Telecom Corporation Limited 17
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
4. Segmental Reporting
An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.
5. Accounts Receivable, Net
Accounts receivable, net, are analysed as follows:
30 June 31 December
2014 2013
Note RMB millions RMB millions
Third parties 29,184 21,293
China Telecom Group (i) 549 391
Other telecommunications operators in the PRC 1,211 536
30,944 22,220
Less: Allowance for doubtful debts (3,749) (2,198)
27,195 20,022
Note:
(i) China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.
Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:
30 June 31 December
2014 2013
RMB millions RMB millions
Current, within 1 month 12,549 11,887
1 to 3 months 3,625 2,438
4 to 12 months 2,646 1,784
More than 12 months 1,267 488
20,087 16,597
Less: Allowance for doubtful debts (3,603) (2,122)
16,484 14,475
18 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
5. Accounts Receivable, Net (continued)
Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:
30 June 31 December
2014 2013
RMB millions RMB millions
Current, within 1 month 3,981 2,436
1 to 3 months 2,957 1,169
4 to 12 months 2,843 1,302
More than 12 months 1,076 716
10,857 5,623
Less: Allowance for doubtful debts (146) (76)
10,711 5,547
Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.
6. Cash and Cash Equivalents
30 June 31 December
2014 2013
RMB millions RMB millions
Cash at bank and in hand 15,687 14,639
Time deposits with original maturity within three months 1,204 1,431
16,891 16,070
7. Short-Term and Long-term Debt and Payable
Short-term debt comprises:
30 June 31 December
2014 2013
RMB millions RMB millions
Loans from banks - unsecured 5,423 5,443
Other loans - unsecured 80 182
Loans from China Telecom Group - unsecured 10,984 22,062
Total short-term debt 16,487 27,687
The weighted average interest rate of the Group’s total short-term debt as at 30 June 2014 was 4.8% (31 December 2013: 4.7%) per annum. As at 30 June 2014, the loans from banks and other loans bear interest at rates ranging from 4.5% to 6.0% (31 December 2013: 4.5% to 6.0%) per annum and are repayable within one year; the loans from China Telecom Group bear interest at 4.5% (31 December 2013: 4.5%) per annum and are repayable within one year.
China Telecom Corporation Limited 19
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
7. Short-Term and Long-term Debt and Payable (continued)
Long-term debt and payable comprises:
30 June 31 December
2014 2013
Note RMB millions RMB millions
Loans from banks - unsecured
(i) 955 992
Other loans - unsecured (i) 1 1
Medium-term notes - unsecured (ii) 19,993 19,986
Amounts due to China Telecommunications
Corporation - unsecured
Deferred consideration of the Mobile Network
Acquisition (iii) 61,710 61,710
Total long-term debt and payable 82,659 82,689
Less: current portion (20,072) (20,072)
Non-current portion 62,587 62,617
Note:
(i) The loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2013: 1.00% to 8.30%) per annum with maturity through 2060.
(ii) On 28 December 2009, the Company issued two batches of five-year, 10 billion RMB denominated medium-term notes with annual interest rate of 4.61% per annum.
The above medium-term notes are unsecured.
(iii) Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition, which is 31 December 2017. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The annual interest rate for 2014 is 6.25%.
If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of
0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.
The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at
30 June 2014, the Group has unutilised committed credit facilities amounting to RMB134,756 million (31 December 2013: RMB157,694 million).
20 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
8. Accounts Payable
Accounts payable are analysed as follows:
30 June 31 December
2014 2013
RMB millions RMB millions
Third parties 58,690 66,115
China Telecom Group 14,017 13,905
Other telecommunications operators in the PRC 961 1,112
73,668 81,132
Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.
Ageing analysis of accounts payable is as follows:
30 June 31 December
2014 2013
RMB millions RMB millions
Due within 1 month or on demand 18,910 19,349
Due after 1 month but within 3 months 13,092 16,178
Due after 3 months but within 6 months 14,351 15,396
Due after 6 months 27,315 30,209
73,668 81,132
China Telecom Corporation Limited 21
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014

9. Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance	
	30 June 2014 RMB millions	31 December 2013 RMB millions	**30 June 2014 RMB millions**	31 December 2013 RMB millions	**30 June 2014 RMB millions**	31 December 2013 RMB millions
Provisions and impairment losses, primarily for doubtful debts	**1,461**	1,071	**–**	–	**1,461**	1,071
Property, plant and equipment	**1,522**	1,431	**(142)**	(184)	**1,380**	1,247
Deferred revenues and installation costs	**353**	425	**(228)**	(270)	**125**	155
Available-for-sale equity securities	**–**	–	**(167)**	(177)	**(167)**	(177)
Deferred tax assets/(liabilities)	**3,336**	2,927	**(537)**	(631)	**2,799**	2,296

	Balance at 1 January 2014 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	**Balance at 30 June 2014 RMB millions**
Provisions and impairment losses, primarily for doubtful debts	1,071	390	**1,461**
Property, plant and equipment	1,247	133	**1,380**
Deferred revenues and installation costs	155	(30)	**125**
Available-for-sale equity securities	(177)	10	**(167)**
Net deferred tax assets	2,296	503	**2,799**

22 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
10. Operating Revenues
Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:
Six-month period ended 30 June
Note
2014 RMB millions
2013 RMB millions
(restated)
Wireline voice (i) 17,561 19,888
Mobile voice (ii) 30,148 28,426
Internet (iii) 54,755 48,394
Value-added services (iv) 18,996 17,851
Integrated information application services (v) 14,538 12,176
Telecommunications network resource services and lease of network equipment (vi) 9,209 8,621
Others (vii) 20,766 22,203
165,973 157,559
Note:
Before 1 June 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the Value-Added Tax (“VAT”) Reform (Caishui [2014] No. 43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from 1 June 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.
(i) Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii) Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii) Represent amounts charged to customers for the provision of Internet access services.
(iv) Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v) Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi) Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii) Represent primarily revenue from sale, and repair and maintenance of equipment.
China Telecom Corporation Limited 23
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
11. Network Operations and Support Expenses
Network operations and support expenses consist of:
Six-month period ended 30 June
2014 RMB millions 2013 RMB millions
(restated)
Operating and maintenance 15,527 12,879
Utility 5,777 5,200
Property rental and management fee 4,362 3,438
Others 3,666 1,840
29,332 23,357
12. Personnel Expenses
Personnel expenses are attributable to the following functions:
Six-month period ended 30 June
2014 RMB millions 2013 RMB millions
(restated)
Network operations and support 15,126 14,549
Selling, general and administrative 9,516 7,779
24,642 22,328
13. Other Operating Expenses
Other operating expenses consist of:
Six-month period ended 30 June
Note 2014 RMB millions 2013 RMB millions (restated)
Interconnection charges (i) 6,342 7,805
Cost of goods sold (ii) 17,974 18,927
Donations 7 5
Others 195 28
24,518 26,765
Note:
(i) Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii) Cost of goods sold primarily represents cost of telecommunications equipment sold.
24 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
14. Net Finance Costs
Net finance costs comprise:
Six-month period ended 30 June
2014 RMB millions
2013 RMB millions (restated)
Interest expense incurred
3,014 2,988
Less: Interest expense capitalised*
(155) (168)
Net interest expense
2,859 2,820
Interest income
(130) (179)
Foreign exchange losses
19 24
Foreign exchange gains
(12) (52)
2,736 2,613
* Interest expense was capitalised in construction in progress at the following rates per annum
4.2% - 6.0%
1.1% - 5.8%
15. Income Tax
Income tax in the profit or loss comprises:
Six-month period ended 30 June
2014 RMB millions 2013 RMB millions (restated)
Provision for PRC income tax 4,020 3,457
Provision for income tax in other tax jurisdictions 34 29
Deferred taxation (493) (263)
3,561 3,223
China Telecom Corporation Limited 25
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
15. Income Tax (continued)
A reconciliation of the expected tax expense with the actual tax expense is as follows:
Six-month period ended 30 June
Note 2014 RMB millions 2013 RMB millions (restated)
Profit before taxation 15,035 13,516
Expected income tax expense at statutory tax rate of 25% (i) 3,759 3,379
Differential tax rate on PRC subsidiaries’ and branches’ income (i) (159) (84)
Differential tax rate on other subsidiaries’ income (ii) (25) (31)
Non-deductible expenses (iii) 123 146
Non-taxable income (iv) (31) (45)
Others (v) (106) (142)
Actual income tax expense 3,561 3,223
Note:
(i) Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii) Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii) Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv) Amounts represent miscellaneous income which are not subject to income tax.
(v) Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the period.
26 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
16. Dividends
Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 million in respect of the year ended 31 December 2013 was declared and paid on 18 July 2014.
Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 million in respect of the year ended 31 December 2012 was declared and paid on 19 July 2013.
The Board of Directors has resolved not to pay an interim dividend.
17. Basic Earnings per Share
The calculation of basic earnings per share for the six-month period ended 30 June 2014 and 2013 is based on the profit attributable to equity holders of the Company of RMB11,436 million and RMB10,225 million, respectively, divided by 80,932,368,321 shares.
The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.
18. Capital Commitments
As at 30 June 2014 and 31 December 2013, the Group had capital commitments as follows:
30 June 2014 RMB millions 31 December 2013 RMB millions
Authorised and contracted for
Property 617 931
Telecommunications network plant and equipment 6,772 6,807
7,389 7,738
Authorised but not contracted for
Property 959 778
Telecommunications network plant and equipment 10,042 6,460
11,001 7,238
China Telecom Corporation Limited 27
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
19. Fair Value Measurements of Financial Instruments
Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.
Fair Value Measurements
Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:
Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data
Level 3: fair values measured using valuation techniques in which any significant input is not based on observable market data
The fair values of the Group’s financial assets and liabilities (other than long-term debt and payable and available-for-sale equity investment securities) recorded at amortised cost approximate their carrying amounts due to the short-term maturity of these instruments.
The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities is RMB958 million as at 30 June 2014 (31 December 2013: RMB999 million), based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.
The fair values of long-term debt and payable are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable is categorized as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable, having considered the foreign currency denomination of the debt, ranged from 1.0% to 6.6% (31 December 2013: 1.0% to 6.8%). As at 30 June 2014 and 31 December 2013, the carrying amounts and fair values of the Group’s long-term debt and payable were as follows:
30 June 2014 31 December 2013
Carrying amount RMB millions Fair value RMB millions Carrying amount RMB millions Fair value RMB millions
Long-term debt and payable 82,659 83,943 82,689 82,002
During the period, there were no transfers among instruments in level 1, level 2 or level 3.
28 China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
20. Related Party Transactions
(a) Transactions with China Telecom Group
The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.
The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:
Six-month period ended 30 June
Note 2014 RMB millions 2013 RMB millions (restated)
Purchases of telecommunications equipment and materials (i) 1,395 1,663
Sales of telecommunications equipment and materials (i) 1,623 2,078
Construction and engineering services (ii) 4,964 6,225
Provision of IT services (iii) 81 83
Receiving IT services (iii) 331 301
Receiving community services (iv) 1,255 1,220
Receiving ancillary services (v) 5,908 5,548
Operating lease expenses (vi) 289 281
Net transaction amount of centralised services (vii) 220 232
Interconnection revenues (viii) 22 25
Interconnection charges (viii) 173 205
Interest on amounts due to and loans from
China Telecom Group (ix) 2,290 1,997
Lease of CDMA network facilities (x) 93 78
Lease of land use rights (xi) 8 7
Internet applications channel services (xii) 180 -
Note:
(i) Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii) Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii) Represent IT services provided to and received from China Telecom Group.
(iv) Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v) Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repair and maintenance of telecommunications equipment and facilities and certain customer services.
(vi) Represent net amounts paid and payable to China Telecom Group for leases of business premises and the amounts paid and payable to China Telecom Group for inter-provincial transmission optic fibres.
China Telecom Corporation Limited 29
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
20. Related Party Transactions (continued)
(a) Transactions with China Telecom Group (continued)
Note: (continued)
(vii) Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii) Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix) Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 7).
(x) Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network facilities located in Xizang Autonomous Region.
(xi) Represent amounts paid and payable to China Telecom Group for leases of land use rights.
(xii) Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services.
Amounts due from/to China Telecom Group are summarised as follows:
30 June 2014 RMB millions 31 December 2013 RMB millions
Accounts receivable 549 391
Prepayments and other current assets 1,132 1,037
Total amounts due from China Telecom Group 1,681 1,428
Accounts payable 14,017 13,905
Accrued expenses and other payables 5,255 1,690
Short-term debt 10,984 22,062
Long-term debt and payable 61,710 61,710
Total amounts due to China Telecom Group 91,966 99,367
Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 7.
As at 30 June 2014 and 31 December 2013, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.
30
China Telecom Corporation Limited
Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
20. Related Party Transactions (continued)
(b) Key management personnel compensation
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.
Key management personnel compensation of the Group is summarised as follows:
Six-month period ended 30 June 2014 2013 RMB thousands RMB thousands
Short-term employee benefits 4,728 4,469
Post-employment benefits 471 370 5,199 4,839
The above remuneration is included in personnel expenses.
(c) Contributions to post-employment benefit plans
As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 22% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.
The Group’s contributions for the above plans for the six-month period ended 30 June 2014 were RMB2,865 million (six-month period ended 30 June 2013: RMB2,652 million).
The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2014 was RMB573 million (31 December 2013: RMB707 million). China Telecom Corporation Limited 31 Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
20. Related Party Transactions (continued)
(d) Transactions with other government-related entities
The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).
Apart from transactions with parent company and its fellow subsidiaries (Note 20(a)), the Group has transactions that are collectively, but not individually significant with other government-related entities, which include but are not limited to the following:
– rendering and receiving services, including but not limited to telecommunications services
– sales and purchases of goods, properties and other assets
– lease of assets
– depositing and borrowing
– use of public utilities
These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.
The directors believe the above information provides appropriate disclosure of related party transactions. 32 China Telecom Corporation Limited Interim Report 2014

Notes to the Unaudited Interim Financial Statements (Continued)
for the six-month period ended 30 June 2014
21. Events after the End of the Reporting Period
On 11 July 2014, the Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited entered into a Promoters’ Agreement for China Communications Facilities Services Corporation Limited (“Promoters’ Agreement”) to establish China Communications Facilities Services Corporation Limited (the “Tower Company”). Pursuant to the Promoters’ Agreement, the registered share capital of the Tower Company is RMB10,000 million. The Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited each subscribes for 2.99 billion shares, 3.01 billion shares and
4.00 billion shares of the Tower Company, respectively in cash at a par value of RMB1.00 per share, representing a shareholding percentage of 29.9%, 30.1% and 40.0%, respectively.
Pursuant to the Promoters’ Agreement, the Company is required to pay RMB1,000 million of the total subscription amount by 31 July 2014, pay RMB1,000 million of the total subscription amount by
30 September 2014 and pay the remaining RMB990 million of the total subscription amount by 31 December 2014. The Company has paid RMB1,000 million in accordance with the requirement of the Promoters’ Agreement in July 2014.
The Tower Company will primarily engage in the construction, maintenance and operation of telecommunications towers, and will also engage in the construction, maintenance and operation of ancillary facilities such as control rooms, power supply systems and air conditioning systems of base stations, etc. and indoor distribution systems as well as the provision of outsourcing maintenance services for base station equipment.
China Telecom Corporation Limited 33 Interim Report 2014

Other Information
Management Discussion and Analysis
According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2013 Annual Report.
Purchase, Sale or Redemption of Securities
During the six-month period ended 30 June 2014, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.
Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures
As at 30 June 2014, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).
As at 30 June 2014, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.
34 China Telecom Corporation Limited Interim Report 2014

Other Information (Continued)
Change of Directors and Supervisors
The term of office of the members of the fourth session of the Board of Directors expired on 29 May 2014. Mr. Wang Xiaochu, Mr. Yang Jie, Madam Wu Andi, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin, Mr. Ke Ruiwen, Mr. Zhu Wei, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming were appointed as directors of the fifth session of the Board of Directors of the Company at the Annual General Meeting held on 29 May 2014. Members of the fourth session of the Board of Directors, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xie Liang retired as directors of the Company upon expiry of the term of office of the fourth session of the Board of Directors on 29 May 2014.
The term of office of the members of the fourth session of the Supervisory Committee expired on 29 May 2014. Mr. Shao Chunbao, Mr. Hu Jing and Mr. Du Zuguo were appointed as supervisors of the fifth session of the Supervisory Committee at the Annual General Meeting held on 29 May 2014. On the same date, Mr. Tang Qi and Mr. Zhang Jianbin have been elected by the employees of the Company democratically as supervisors of the Company representing the employees. A member of the fourth session of the Supervisory Committee, Madam Zhu Lihao, retired as a supervisor of the Company upon expiry of the term of office of the fourth session of the Supervisory Committee on 29 May 2014.
The changes in the Directors’ and Supervisors’ biographical details, since the despatch date of the Company’s 2013 Annual Report are set out below:
Professor Xu Erming, the Independent Non-Executive Director of the Company, ceased to be a member of the Third Session of the University Affairs Committee of the Renmin University of China. Mr. Du Zuguo, a Supervisor of the Supervisory Committee of the Company, ceased to be the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of the Company).
Save as stated above, there is no other information on the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).
China Telecom Corporation Limited 35 Interim Report 2014

Other Information (Continued)
Material Interests and Short Positions in Shares and Underlying Shares of the Company
As at 30 June 2014, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:
Name of Shareholder Number of shares held Type of Shares Percentage of the respective type of shares in issue (%) Percentage of the total number of shares in issue (%) Capacity
China Telecommunications 57,377,053,317 Domestic shares 85.57% 70.89% Beneficial owner
Corporation (Long position)
Guangdong Rising Assets 5,614,082,653 Domestic shares 8.37% 6.94% Beneficial owner
Management Co., Ltd. (Long position)
JPMorgan Chase & Co. 1,671,003,134 H shares 12.04% 2.06% 116,499,822 shares (Long position) as beneficial owner; 182,976,000 shares as investment manager; 40,000 shares as trustee (other than a bare trustee) and 1,371,487,312 shares as custodian corporation/ approved lending agent
11,337,494 H shares 0.08% 0.01% Beneficial owner (Short position)
1,371,487,312 H shares 9.88% 1.69% Custodian corporation/ (Shares available approved lending agent for lending)
Commonwealth Bank of 1,663,644,504 H shares 11.99% 2.06% Interest of controlled
Australia (Long position) corporation
Blackrock, Inc. 1,123,940,022 H shares 8.10% 1.39% Interest of controlled (Long position) corporation
16,974,000 H shares 0.12% 0.02% Interest of controlled (Short position) corporation
Templeton Investment 694,547,094 H shares 5.00% 0.86% Investment manager
Counsel, LLC (Long position)
Save as disclosed above, as at 30 June 2014, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.
36 China Telecom Corporation Limited Interim Report 2014

Other Information (Continued)
Audit Committee
The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2014.
Compliance with the Corporate Governance Code
The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.
The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2014. In the Company’s opinion, through supervision of the Board of Directors and Independent Non-Executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.
Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2014.
Compliance with the Model Code for Securities Transactions by Directors and Supervisors
The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to Directors and Supervisors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2014 to 30 June 2014.
Forward-looking Statements
Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.
China Telecom Corporation Limited 37 Interim Report 2014

China Telecom Corporation Limited
31 Jinrong Street, Xicheng District, Beijing, PRC, 100033 : 100033
www.chinatelecom-h.com
TM FSC
www.fsc.org
MIX
Paper from responsible sources
FSC TM C010883